Neuberger Berman LLC
605 Third Avenue
New York, New York 10158-0180

February 25, 2013

Neuberger Berman MLP Income Fund Inc.
605 Third Avenue
New York, New York 10158-0180

Ladies and Gentlemen:

    We are writing to confirm the purchase of 5,235.602 shares of common stock of Neuberger Berman MLP Income Fund Inc., which we have purchased from you at a price of $20 per share, reduced by the amount of the sales load.  This is to advise you that we have purchased these shares for investment only with no present intention of selling any such shares, and we do not now have any intention of selling any such shares.

Sincerely,

/s/ Robert Conti
Robert Conti
Managing Director